

September 21, 2020

Yinghzi (Lisa) Tang
Director, Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Floor 6, Building 1, No. 399
Shengxia Road, Pudong New District
Shanghai 201203
People's Republic of China

> **Re: Boqii Holding Ltd**
> **Registration Statement on Form F-1**
> **Filed September 8, 2020**
> **File No. 333-248641**

Dear Ms. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed September 8, 2020

Risk Factors, page 60

1. We note your risk factors that discuss your dual-class ordinary shares. Please revise to disclose that future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders. Please also disclose the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares. Please include similar disclosure under "Description of Share Capital."

Market Competition Landscapes, page 121

2. We note your three-part response to our prior comment 3. Please revise your registration statement to include disclosure that is similar to your part two and three responses to our comment, including whether the calculation of GMV differs for those companies that are generic platforms versus pet-focused platforms and how you determined the specific GMV for pet products for the generic retailers.

Description of Share Capital, page 185

3. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

4. Please disclose the percentage of outstanding shares that Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

Taxation, page 208

5. We note your disclosure that this section is the opinion of Davis Polk & Wardwell LLP as to the U.S. tax consequences of this transaction. Please file either a short-form or long-form opinion of counsel as an exhibit to the registration statement. Please also revise the disclosure to express a conclusion for each material federal tax consequence, and remove statements stating that these are the tax consequences "in general" or that certain tax consequences will "generally" apply, or that this section is a "discussion." Refer to Item 601 of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19.

6. Please revise this section of the registration statement to state that the disclosure relating to Cayman Islands Taxation is the opinion of Maples and Calder (Hong Kong) LLP and the disclosure relating to the People's Republic of China Taxation is the opinion of Commerce & Finance Law Offices. Please also revise to present a conclusion for each material tax consequence in the disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He